[PEABODY ENERGY CORPORATION LETTERHEAD]

July 7, 2017

VIA EDGAR

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Peabody Energy Corporation
Amended Registration Statement on Form S-1
Response dated June 20, 2017
File No. 333-217242

Dear Mr. Reynolds:

Peabody Energy Corporation (“Peabody Energy” or the “Company”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter (the “Peabody Comment Letter”) dated June 29, 2017, relating to the Company’s Registration Statement on Form S-1 initially filed on April 11, 2017 (the “Registration Statement”), as amended on May 26, 2017, and the proposed amendments to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”), as included with and described in the Company’s May 26, 2017 response to the Staff’s May 8, 2017 comment letter and the Company’s June 20, 2017 response to the Staff’s June 12, 2017 comment letter.

The Company will file Amendment No. 1 to the Form 10-K (the “Form 10-K Amendment”) reflecting responses to the Staff’s comments prior to requesting acceleration of the effectiveness of the Registration Statement. The Company will also file Amendment No. 2 to the Registration Statement (the “Form S-1 Amendment No. 2”), which will incorporate by reference the Form 10-K Amendment and also include other changes that are intended to update, clarify, and render more complete the information contained therein, prior to requesting acceleration of the effectiveness of the Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Peabody Comment Letter and, to facilitate your review, the Company has reproduced the text of the Staff’s comments in italics below. Unless otherwise noted, references to page numbers and section headings in the Company’s responses below refer to page numbers and sections headings in the applicable amended filing.

United States Securities and Exchange Commission

Division of Corporation Finance

July 7, 2017

Form S-1

Exhibit 23.1

1.	Please file an updated consent from your independent registered public accounting firm.

The Company acknowledges the Staff’s comment and will file an updated consent from its independent registered public accounting firm with the Form S-1 Amendment No. 2.

Form 10-K filed March 22, 2017

2.	We note your response to comment 2 stating all your coal reserves are economically recoverable and your proposed disclosure of the evaluation process used estimate prices and costs for your mining operations. Please supplementally provide us the information and analysis you used to evaluate and conclude your Australian metallurgical mining operations contain economically recoverable reserves.

The Company acknowledges the Staff’s comment. The supplemental information requested is being provided to the Staff under separate cover, on a confidential, supplemental basis pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, and Rule 418(b) promulgated under the Securities Act of 1933, as amended. In accordance with Rule 12b-4 and Rule 418(b), the Company requests that such material be returned promptly following completion of the Staff’s review. The Company is also requesting confidential treatment of such material, in accordance with the Freedom of Information Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).

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Please call me at (314) 342-3400 should you wish to discuss the matters addressed above or other issues relating to the Registration Statement or the Form 10-K. Thank you for your attention to this matter.

Very truly yours,

/s/ Amy B. Schwetz
Amy B. Schwetz
Executive Vice President and Chief Financial Officer
Peabody Energy Corporation

United States Securities and Exchange Commission

Division of Corporation Finance

July 7, 2017

cc:	A. Verona Dorch

Peabody Energy Corporation

Edward B. Winslow

Jones Day

Bradley C. Brasser

Jones Day